UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 10, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS

Investor Relations

Shareholder Letter

May 2013

Financial Highlights*

(Figures in € billion, unless otherwise stated)



2012
Q2 2012
Q2 2013
77.0
+20%
17.9
21.5
Orders
78.5
-6%
19.3
18.0
Revenues
4.3
+10%
0.9
1.0
Income
4.74
1.03
1.20
Earnings per share in €
3.00
Dividends per share in €

(*) Changes are adjusted for portfolio and currency translation effects

Ladies and Gentlemen, Dear Shareholders,



On May 2, 2013 Siemens published its financial results for the second quarter of fiscal year 2013. Overall, the quarter showed a mixed picture. On the one side, we saw some positive developments, such as a higher number of large orders resulting in a substantial order growth of 20%. We saw an improved cash conversion and receivables management that resulted in a strong cash flow. On the flipside, our revenue declined versus the previous year's quarter, partially because the comparable quarter in 2012 was particularly strong, and partially due to some weakness in the short cycle business as impacted by the global environment. Our profitability level was burdened by some project charges, mainly in the Transmission business and due to delivery delay of high speed trains. On the macroeconomic level, the environment remained challenging with a continued recession in the Eurozone and little tailwind in markets like the US and China.

To summarize, as President and CEO, Peter Löscher, puts it: "Results for the second quarter show a mixed picture. While we were able to clearly increase orders, we still have challenges regarding revenue and profit. Even more, we're focusing on the factors that lie in our own hands: we're rigorously executing our company-wide 'Siemens 2014' program."

In the next few pages, we will elaborate to you further on some of the large orders that we've been awarded this quarter, and present to you the quarterly results of each sector. As our feature topic in this issue, we will provide you with details on the 'Siemens 2014' productivity program. Finally we will answer some of the key questions regarding the planned OSRAM spin-off.

I would like to thank you, our shareholders, for your continuous commitment and interest in Siemens.

Kind Regards,



Mariel von Drathen
Head of Investor Relations, Siemens AG

News from our Sectors 02/03
Siemens 2014 04
OSRAM 05

Shareholder Letter | May 2013 2

Share Performance

Last price: EUR 79.8[1]

- Current Siemens share price stands at €79.8[1]
- The DAX has shown a positive trend since last May, rising by 19% year-on-year. The Siemens share rose during the same period by 16%
- On Thursday May 2, 2013, the day we announced the Q2 2013 results, the Siemens share rose by 0.6% from the previous close in line with the DAX performance

For further information, please click here


Siemens
DAX
May 2012
May 2013

[1] *Price as of May 2, 2013*

News from our sectors

Energy



Q2 2013 results:

- Double-digit order growth, mainly driven by two large offshore wind orders in Germany and UK
- Strong margin performance at Fossil
- Offshore wind connection in Germany burdened with further charges

Siemens to supply 80 wind turbines in the North Sea

Siemens has been awarded a 700 million Euro order by wpd group, Germany, to supply and install 80 wind turbines for the Butendiek offshore wind power plant off Germany's North Sea coast. Once completed in 2015, the wind power plant will have a total generation capacity of 288MW. The agreement also covers a long-term maintenance contract for a period of 10 years, the first of its kind for an offshore wind project (for further information, please click here)

Another success for Siemens' H-class gas turbine power plant solution

Siemens has won a 300 million Euro order for the supply of a single-shaft power island with H-Class technology for the Samsun Cengiz Enerji combined-cycle power plant in Turkey. The plant will feature an installed capacity of approximately 600 MW and an efficiency of almost 61%, making Cengiz's plant in Samsun the most efficient fossil-fired power plant in Turkey (for further information, please click here)

Healthcare



Q2 2013 results:

- Order growth driven by strong imaging businesses and double digit growth in China
- Continued strong profit performance resulting from an improved cost position

Siemens' innovations at the European Congress of Radiology (ECR) 2013, in Vienna - Wireless, powerful and completely new

At this year's ECR in Vienna, Siemens Healthcare showcased its latest innovations in imaging and Information Technology (IT). Under the motto „Answers, visualized", Siemens Healthcare presented the world's first ultrasound system with wireless transducers, the most powerful mobile C-arm, a magnetic resonance imaging scanner for clinical research and an angiography system with new detector and X-ray tube technology as well as new IT solutions (for further information, please click here)

Shareholder Letter 3 Industry Infrastructure & Cities News from our sectors How does Siemens assess the further course of fiscal year 2013? Q2 2013 results: §Challenging market conditions cause weakness in short-cycle businesses and renewable energy offerings Siemens at the Hanover Fair – Preparing the way for Industry 4.0 At this year’s Hanover Fair, Siemens showcased how the company and its customers will meet today’s challenges and shape the new production age. Siegfried Russwurm, CEO of the Industry sector pointed out “Never before has the world of manufacturing and production technology been changing as rapidly and fundamentally as today”. There is some way to go until Industry 4.0 becomes reality, but Siemens today is laying the essential foundations for its implementation. A decisive role is played here by innovative industrial software which allows the integration of product development and production, and consequently paves the way for the holistic optimization of product development and production processes. “The increasing penetration of IT and the growing integration of all industrial technologies are taking place in evolutionary steps from today’s perspective.“(for further information, please click here) Anti-trust authorities give their consent to Siemens’ acquisition of Invensys The European Commission has given its consent to Siemens’ acquisition of Invensys Rail, a leading global supplier of signaling and control equipment for rail, with a strong footprint and a well established reputation in its domestic markets UK, Spain, the U.S. and Australia. Meanwhile, Siemens successfully closed the acquisition on May 2, 2013. Roland Bush, CEO of Siemens’ Infrastructure & Cities sector, stated: “We are combining two of the strongest organizations for the rail automation market of the future. This business will ensure profitable growth opportunities worldwide for the Siemens Infrastructure & Cities Sector and create a truly global player. It also underscores the Sector strategy of expanding automation know-how.” (for further information, please click here) Q2 2013 results: §Strong growth in order intake, mainly driven by major orders in Europe §Project charges due to delayed delivery of high speed trains In fiscal 2013, Siemens is implementing ‘Siemens 2014’, a company-wide program supporting our One Siemens framework for sustainable value creation. The goal of the program is to raise our Total Sectors profit margin to at least 12% by fiscal 2014. For fiscal 2013, we confirm our expectations of moderate organic order growth. With continuing challenges for our businesses whose results react strongly to short-term changes in the economic environment, we now anticipate a moderate decline in revenue on an organic basis compared to the prior year. Charges associated with the ‘Siemens 2014’ program in the Sectors are expected to total up to 0.9 billion Euro for the full fiscal year. Given these developments and financial results for the first half, we expect income from continuing operations in fiscal 2013 to approach the low end of our original expectation, 4.5 billion Euro, before impacts related to legal and regulatory matters and significant portfolio effects which we expect to burden income by up to 0.5 billion Euro due primarily to the solar business. May 2013

Shareholder Letter 4 | Siemens 2014 §Siemens’ worldwide infrastructure will be further optimized and redundant functions and duplicate processes will be eliminated §The sales setup will be more flexibly adapted to regional circumstances and potentials. An improved sales setup will optimize regional market access Cost Reduction all sectors have identified a large number of improvement projects and started execution Strengthen Core Activities strengthen leading businesses, find sustainable solutions for underperforming businesses Go-to-market Optimized Infrastructure Simplified Governance The Goal: Achieve at least 12% total sector profit margin by 2014 §The complexity of processes and regulations will be reduced in order to give the company’s businesses greater entrepreneurial freedom and optimize their work with customers §Total savings achieved from the program by 2014 will be at least 6 billion Euro §The Energy Sector is expected to make the largest contribution with 3.3 billion Euro. Sector Healthcare is expected to contribute 0.8 billion Euro, the Industry Sector 1.1 billion Euro and the Infrastructure & Cities Sector 0.8 billion Euro Planned Divestments Acquisitions §Solar - Changing economic and market conditions, no fit of business model §Water Treatment - Low synergies, fragmented market §Postal & Baggage Handling - Limited synergies, niche business §OSRAM - Spin Off approved by AGM; Listing planned early July §LMS International - Expansion of Industry software portfolio §Invensys Rail - Strengthening Rail Automation business Peter Löscher: “The goal of Siemens 2014 hasn’t changed: a profit margin of 12 percent or higher in 2014. In the meantime, we have defined some 20,000 measures and already implemented many of them. Savings achieved so far already total 900 million Euros. This shows that we are on the right path” ü ü May 2013

Shareholder Letter 5 Notes and Forward-Looking Statements Frequently Asked Questions Please contact us for any questions Investor Relations: +49 (89) 636 32474 investorrelations@siemens.com http://www.siemens.com/investor Your Siemens IR Team Address: Siemens AG Wittelsbacherplatz 2 80333 Munich Germany Financial Calendar This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. | For further information: http://www.siemens.com/investor/en/financial_calendar.htm 1 Aug 3rd quarter 2013 financial results 4th quarter 2013 financial results 1st quarter 2014 financial results & AGM At the Annual Shareholders’ Meeting of Siemens AG on January 23, 2013, Siemens’ shareholders approved the previously proposed spin-off of OSRAM. In this issue of our Shareholder Letter, we would like to answer some of the spin-off related questions What exactly is a spin-off? Siemens intends to issue OSRAM shares to the shareholders of Siemens AG. OSRAM shares are then to be admitted to trading in the Regulated Market of the stock exchanges in Frankfurt and Munich as well as in the Prime Standard of the Frankfurt Stock Exchange. After the spin-off, Siemens AG intends to hold a 17% stake in OSRAM. The Siemens Pension Trust is to receive an additional 2.5% stake in the new company What do the Siemens shareholders get in return? For every 10 Siemens shares, Siemens shareholders will receive, in addition, 1 share of OSRAM Licht AG What will the price of the OSRAM share be? The OSRAM share price will be determined by supply and demand on the first day of stock market trading How will the spin-off affect the Siemens share price? Following the spin-off, the Siemens share price – adjusted for OSRAM – will also be determined in stock market trading What is the expected timeline for the spin-off? Public listing of OSRAM is currently expected early in July 2013 7 Nov 28 Jan May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 10, 2013	/s/	MARIEL VON DRATHEN
	Name:	Mariel von Drathen
	Title:	Head of Investor Relations

/s/	TOBIAS ATZLER
Name:	Tobias Atzler
Title:	Manager Investor Relations